SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, September 6, 2018 - Suzano Papel e Celulose S.A. (“Suzano”) (B3 | SUZB3), in addition to the Material Fact published on March 16, 2018, discloses to its shareholders and to the market in general that it has been notified by the Turkish competition authority that the transaction involving Suzano and Fibria Celulose S.A. has been approved without restrictions in Turkey.

The closing of the aforementioned transaction is still subject to the fulfillment of other conditions precedent usual for this type of transaction, including the approval by certain antitrust authorities in Brazil and abroad. Until the date of the implementation of the transaction, the companies will continue to carry out their activities in the ordinary course of business and will remain operating independently.

São Paulo, September 6, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer